Exhibit 99.6

RESIGNATION LETTER
November 9, 2022
Scott M. Sutton, Chairman of the Board
Olin Corporation
190 Carondolet Plaza, Suite 1530
Clayton, MO 63105
Dear Mr. Sutton:
I hereby tender my resignation as a member of the board of directors (the “Board”) and of the Compensation Committee of the Board of Olin Corporation (the “Company”), effective as of the date hereof.
Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, the Board or any committee of the Board.

Sincerely,
/s/ Scott D. Ferguson
Scott D. Ferguson